UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 13, 2006


via facsimile and U.S. mail

Mr. Michael Ward
President
Tidelands Oil & Gas Corporation
1862 W. Bitters Rd.
San Antonio, Texas 78248

      Re:	Tidelands Oil & Gas Corporation
      Registration Statement on Form S-1/A
      	Filed August 23, 2006
      	File No. 333-135636
      Form 10-K for the fiscal year ended December 31, 2005
      	Filed August 23, 2006
      Form 10-Q for the fiscal quarter ended March 31, 2006
      	Filed August 23, 2006
      Form 10-Q for the fiscal quarter ended June 30, 2006
      	Filed August 21, 2006
      	File No. 0-29613


Dear Mr. Ward:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. It is inappropriate to suggest that you have filed on a particular form "in accordance with the recommendations of the Securities and Exchange Commission." The text of Commission forms, as well as Securities Act and Exchange Act rules and regulations, dictate proper filing requirements, and the staff does not "recommend" that any company file on a particular form. The staff may issue comments when in the course of a review it appears that a filing has been made on a form that is inappropriate or for which the registrant does not qualify. Amend all filings to eliminate any reference to the Commission or its staff in that regard.

Form SB-2

General
2. Please ensure that the registration statement outside front cover page includes the correct Commission file number as well as the filing date for the current amendment.

Quantitative and Qualitative Disclosures About Market Risk, page
29
3. Please add a brief discussion about your commodity price risk.

Form 10-K for the fiscal year ended December 31, 2005; Form 10-Q for the fiscal quarter ended March 31, 2006 and Form 10-Q for the fiscal quarter ended June 30, 2006

Controls and Procedures
4. In the first paragraph of this section please also state, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
5. In the second paragraph of this section in the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the fiscal quarter ended March 31, 2006, you state that based on your evaluation, the company determined that its disclosure controls and procedures were not effective. Please revise these two documents to state, if true, that your principal executive and principal financial officer reached this conclusion, as required by Item 307 of Regulation S-K.

Changes in Internal Control Over Financial Reporting
6. We note your response to our prior comment 10 and reissue it in part. We note your statements in the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the fiscal quarter ended March 31, 2006, that there were changes to your internal controls over financial reporting "during the last fiscal year and/or up to and including the date of this filing as disclosed in (a)
above...."
We also note your statement in your Form 10-Q for the fiscal quarter
ended June 30, 2006 that "Subsequent to the date of such
evaluation
as described in subparagraph (a) above there were no changes in our
internal controls or other factors that could significantly affect these controls...."

Rule 13a-15(d) requires that you state in each report whether there were any changes to your internal controls over financial reporting during the previous fiscal quarter, and if so, that you evaluate those changes. Please revise your disclosure in each document to state whether there were any changes to internal controls over financial reporting during, rather than subsequent to, the previous fiscal quarter and, if so, please provide an evaluation of those changes.

Form 10-K for the fiscal year ended December 31, 2005

Controls and Procedures, page 30
7. Correct the date in the first sentence, in which you refer to the period ending December 31, 2006.

Form 10-Q for the fiscal quarter ended March 31, 2006

Disclosure Controls and Procedures, page 21
8. You state that footnote 2 to your December 31, 2005 financial statements are contained in the Form 10-Q. Please correct this reference.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Please amend your Form 10-K and Forms 10-Q within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Gregory Wilson, Esq.
      T. Levenberg (SEC)
      D. Levy (SEC)




Mr. Michael Ward
Tidelands Oil & Gas Corporation
September 13, 2006
Page 5